Exhibit 99.(a)(1)(ix)

News Release

Virtus Convertible & Income Fund, Virtus Convertible & Income Fund II Announce Final Results of ARPS Tender Offers

NCZ declares October distribution; starts process to pay

previously declared common share distribution

HARTFORD, CT, November 3, 2022 –Virtus Convertible & Income Fund (NYSE: NCV) and Virtus Convertible & Income Fund II (NYSE: NCZ) (each, a “Fund” and, together, the “Funds”), today announced final results for each Fund’s voluntary tender offer (each, a “Tender Offer” and, together, the “Tender Offers”) for up to 100% of its outstanding auction rate preferred shares (“ARPS”). The Tender Offers expired at 5:00 p.m., New York City time, on November 1, 2022.

Based upon current information, 8,902 shares (approximately 99.7% of outstanding ARPS) were tendered for NCV and 6,452 shares (approximately 99.2% of outstanding ARPS) were tendered for NCZ. Payment for such shares will be made on or about November 2, 2022. All of the ARPS of each of NCV and NCZ that were not tendered remain outstanding.

The purchase price of properly tendered shares is equal to 97.95% of the ARPS per share liquidation preference of $25,000 per share (or $24,487.50 per share), plus any unpaid ARPS dividends accrued through the expiration date of each Tender Offer.

As a result of the tender offer, NCZ has reached the minimum asset coverage ratio for total leverage required under its organizational documents for the declaration and payment of dividends. The Fund therefore will begin to process its monthly distribution of $0.0375 per common share that was previously scheduled to be paid on October 3, 2022 to shareholders of record as of September 12, 2022, with a new pay date of November 4, 2022. In addition, the monthly distribution of $0.0375 per common share, which was originally scheduled to be declared on October 3, will be paid on December 1, 2022 to shareholders of record as of November 15, 2022 (ex-dividend date of November 14, 2022).

About the Funds

Virtus Convertible & Income Fund and Virtus Convertible & Income Fund II each have an investment objective to provide total return through a combination of capital appreciation and high current income. Virtus Investment Advisers, Inc. is the investment adviser and Voya Investment

Virtus Convertible & Income Fund and Virtus Convertible & Income Fund II - 2

Management is the subadviser to the Funds. For more information on the Funds, contact Shareholder Services at (866) 270-7788, by email at closedendfunds@virtus.com, or through the closed-end funds section of virtus.com.

Fund Risks

An investment in a fund is subject to risk, including the risk of possible loss of principal. A fund’s shares may be worth less upon their sale than what an investor paid for them. Shares of closed-end funds may trade at a premium or discount to their net asset value. For more information about each Fund’s investment objective and risks, please see the Fund’s annual report, a copy of which may be obtained free of charge by contacting Shareholder Services as set forth at the bottom of this release.

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For Further Information:

Shareholder Services

(866) 270-7788

closedendfunds@virtus.com